[LETTERHEAD OF HOGAN LOVELLS US LLP]

August 24, 2010

Michael D. Coco

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C.  20549

Re:  Landwirtschaftliche Rentenbank: Registration Statement on Schedule B (File No. 333-167672)

Dear Mr. Coco:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, the undersigned respectfully requests on behalf of Landwirtschaftliche Rentenbank that the effective date for the above-referenced registration statement be accelerated so that it may become effective at 10:00 a.m. (New York time) on August 25, 2010 or as soon thereafter as is practicable.

Sincerely yours,

/s/ Sina R. Hekmat

Sina R. Hekmat